 Q Search         Try Premium Free for 1 Month



George Yarbrough
Co-Founder at Impact Hub Honolulu

Honolulu, Hawaii

Connect   •••

Impact Hub Honolulu

 The University of British Columbia

 See contact info

 420 connections

A driven and passionate person with an eye for creative and practical solutions. Always looking for way to improve and move things forward. An energetic soul with a lust for adventure and a healthy appetite for risk. I've lived in 7 different countries and have learned to adapt quickly and make the m...

Show more ∨

Experience

Impact Hub Honolulu
5 yrs

○ **Co-Founder**
2014 – Present · 5 yrs
1050 Queen Street, Honolulu HI 96814

Impact Hub Honolulu is a coworking, event, office, and community space designed to facilitate sustainable impact in Hawaii and abroad through collaboration and empowering communities.

 welcome.jpg   Impact Hub Honolulu – Building...

○ **Co-Founder**
2014 – Present · 5 yrs
1050 Queen Street, Honolulu HI 96814

Co Founder
Laulea Engineering
Nov 2014 – Dec 2018 · 4 yrs 2 mos
Honolulu Hawaii

Client Development
Accounting
Program Design
Everything to make the company tick...

 **Laulea Engineering**

Program Controller and Evaluator
Ready Zone HQ
Dec 2013 – Jun 2014 · 7 mos
Honolulu, Hawaii

 Q Search           Try Premium Free
                                                                                                for 1 Month

ProtoHUB Honolulu
less than a year

○ **Director of Operations**
2014 · less than a year

○ **Director of Operations**
2014 · less than a year

Project Manager
Aspen Medical USA
May 2012 – Jun 2013 · 1 yr 2 mos
Honolulu

Led and created business development opportunities for the Global Health Program at the
Center for Civil Military Relations and the Navy Postgraduate School. Liaised with high ranking
officials at the Department of Defense in providing expertise to develop high profile global
health engagements in the Asia and the Pacific region.... See more

Show 4 more experiences ⌄

Education

The University of British Columbia
Bachelor, Economic Geography
2001 – 2006

International School of Bangkok
Highschool
1999 – 2001

Volunteer Experience

Medical Records
Operation Smile
Mar 2012 – Present • 7 yrs 2 mos
Health

International Medical Mission Medical Records Volunteer

Skills & Endorsements

Management · 24

Endorsed by **10 of George's colleagues at Operation Smile**

Community Outreach · 18

Endorsed by **6 of George's colleagues at Operation Smile**

Event Management · 16

Endorsed by **5 of George's colleagues at Operation Smile**

Show more ⌄

 Search

      Try Premium Free for 1 Month



